Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Blueprint Medicines Corporation for the registration of common stock, preferred stock, debt securities, purchase contracts, purchase units, and warrants and to the incorporation by reference therein of our reports dated February 16, 2023 with respect to the consolidated financial statements of Blueprint Medicines Corporation, and the effectiveness of internal control over financial reporting of Blueprint Medicines Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 17, 2023